SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET
COMPANHIA SIDERÚRGICA NACIONAL
 Rua São José, 20, Grupo 1602, parte
Rio de Janeiro/RJ
Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001 -04

COMPANHIA SIDERÚRGICA NACIONAL (“CSN”), pursuant to CVM Rule 358 of January 3, 2002, Law 6,404 of December 15, 1976 and other rules applicable to capital markets, hereby informs the Brazilian Securities and Exchange Commission (“CVM”), the São Paulo Stock Exchange (“BOVESPA”) and the public at large the following:

I. The proposal of the Company’s Board of Directors of December 21, 2007 for the forward stock split of its shares approved by the Extraordinary General Meeting held on the date hereof , whereupon every old share of the Company’s capital stock shall be represented by 3 (three) shares.

As for the shares traded at BOVESPA, the custodian, Itaú Corretora de Valores S.A., shall take all measures to automatically distribute the new shares to the Company’s shareholders, according to the following schedule:

- For shareholders holding ownership interest until January 22, 2008 inclusive, each of CSN’s shares traded at BOVESPA shall be split, on January 23, 2008, into 3 (three) shares, so that each shareholder will hold 3 (three) shares for each old share previously held;

- As a result of the forward stock split, on January 29, 2008, Itaú Corretora de Valores S.A. shall distribute 2 (two) new shares to holders of each existing share.

As for the American Depositary Receipts (“ADRs”) traded in the New York Stock Exchange (“NYSE”), the depositary institution, JP Morgan Chase Bank, shall issue new ADRs and distribute them to the shareholders, as per Schedule applied in the United States of America (“U.S.A.”):

- As of January 25, 2008 (record date), the holders of CSN’s ADRs at the NYSE shall be entitled to receive 2 (two) new ADRs, in addition to each ADR previously held.

- As of February 8, 2008, the 2 (two) new ADRs in addition to each ADR previously held will be distributed to its holder at the NYSE (payment date);

- As of February 11, 2008, the forward stock split will be effective and CSN’s ADRs shall begin trading at the NYSE without the rights to receive additional ADRs (ex-date);

- From January 22 through February 13, 2008, JP Morgan Chase Bank’s books will be closed for deposit and cancellation of ADRs between the Brazilian Stock Exchange (BOVESPA) and the New York Stock Exchange (NYSE).

However, trading of CSN’s ADRs on the NYSE and CSN’s shares on the BOVESPA will occur normally, in each respective market.

The shares and ADRs arising out of the approved forward stock split will be of the same type and will confer their holders the same rights of shares and ADRs previously existing.

II. As of the date hereof, the Extraordinary General Meeting (“AGE”) approved the cancellation of 4,000,000 shares currently held in treasury and ratified the resolution taken by the Company’s Board of Directors on December 21, 2007, which authorized the acquisition of additional outstanding shares of the Company, to be held in treasury for subsequent disposal or cancellation. Such Board resolution herein ratified was subject to the approval of the cancellation of the 4,000,000 shares herein taken by the Extraordinary General Meeting. In this regard, the acquisition of additional shares by the Company shall observe the following limits and conditions provided for by CVM Rule 10/80:

1) Company’s purpose in the transaction: maximize value for the shareholder by means of an efficient capital structure management.

2) Number of Shares to be acquired: up to 4,000,000 shares.

3) Deadline to carry out the transactions authorized: from January 23, 2008 through February 27, 2008.

4) Number of Shares Outstanding in the Market: 455,343,843.

5) Place of Acquisitions: São Paulo Stock Exchange – BOVESPA.

6) Maximum Price of Shares: the acquisition price of shares may not exceed the respective Stock Exchange price quotation.

7) Financial Intermediaries: Itaú Corretora de Valores S.A., Pactual CTVM S.A. and Credit Suisse First Boston CTVM S.A.

Rio de Janeiro, January 22, 2008.

Companhia Siderúrgica Nacional
José Marcos Treiger
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.